Filed pursuant to Rule 424(b)(3)

File No. 333-263570

UNITED STATES NATURAL GAS FUND, LP

Supplement dated June 15, 2022

to

Prospectus dated April 26, 2022

This supplement contains information which amends, supplements or modifies certain information contained in the prospectus of United States Natural Gas Fund, LP dated April 26, 2022 (the “Prospectus”). Please read it and keep it with your Prospectus for future reference.

You should carefully consider the “Risk Factors” beginning on page 7 of the Prospectus before you decide to invest.

On June 13, 2022, United States Natural Gas Fund, LP (“UNG”) entered into an International Swaps and Derivatives Association, Inc. (“ISDA”) 2002 Master Agreement (the “Agreement”) with Société Générale S.A., pursuant to which Société Générale S.A. has agreed to serve as an over-the-counter (“OTC”) swaps counterparty for UNG.

In light of the foregoing, the Prospectus is revised as follows:

1.	The section of the Prospectus titled “Swap Dealer” that appears on page 41 of the Prospectus, immediately before the subheading “UNG’s Fees and Expenses”, is deleted in its entirety and replaced with the following:

Swap Dealers

Macquarie Bank Limited

On November 30, 2021, UNG entered into an ISDA 2002 Master Agreement (the “Macquarie ISDA”) with Macquarie Bank Limited, pursuant to which Macquarie Bank Limited has agreed to serve as an over-the-counter (“OTC”) swaps counterparty for UNG.

Macquarie Bank Limited’s principal address is Level 6, 50 Martin Place, Sydney, Nsw 200, Australia. Macquarie Bank Limited is registered with the CFTC as a swap dealer. As of the date hereof, Macquarie Bank Limited has no material litigation to disclose as that term is defined under the CEA and regulations promulgated thereunder.

Macquarie Bank Limited is not affiliated with UNG or USCF. Therefore, neither USCF nor UNG believes that there will be any conflicts of interest with Macquarie Bank Limited or its trading principals arising from Macquarie Bank Limited acting as an OTC swaps counterparty to UNG.

The Macquarie ISDA provides UNG with the ability to invest in OTC swaps in furtherance of its investment objective by providing it with investment flexibility in light of regulatory requirements, risk mitigation measures, market conditions, liquidity requirements or other factors. When UNG enters into OTC swap transactions with Macquarie under the Macquarie ISDA, UNG’s OTC swap transactions outstanding under the Macquarie ISDA, along with UNG’s other holdings, will be published on UNG’s webpage, www.uscfinvestments.com.

Société Générale S.A

On June 13, 2022, UNG entered into an ISDA 2002 Master Agreement (the “SocGen ISDA”) with Société Générale S.A., pursuant to which Société Générale S.A. has agreed to serve as an OTC swaps counterparty for UNG.

Société Générale S.A.’s principal address is 29 Boulevard Haussman Paris, 75009 France. Société Générale S.A. is registered with the CFTC as a swap dealer.

Société Générale S.A. is a large swap dealer subject to many different complex legal and regulatory requirements. As a result, certain of Société Générale S.A.’s regulators may from time to time conduct investigations, initiate enforcement proceedings and/or enter into settlements with Société Générale S.A. with respect to issues raised in various investigations. In addition, Société Générale S.A. is and has been subject to a variety of civil legal claims in various jurisdictions, a variety of settlement agreements and a variety of orders, awards and judgments made against it by courts and tribunals, both in regard to such claims and investigations. Listed below are the civil, administrative, and/or criminal proceedings pending, on appeal, or concluded against Société Générale S.A. in the past five (5) years that are material to Société Générale S.A. serving as an OTC swaps counterparty to UNG.

Notwithstanding agreements reached in 2018 with United States authorities regarding certain London Interbank Offered Rates and the Euro Interbank Offered Rate (the “IBOR matter”) and the dismissal on 30 November 2021 of legal proceedings brought by the United States Department of Justice in this matter, Société Générale S.A. continues to defend civil proceedings in the United States and has responded to information requests received from other authorities, including the Attorneys General of various States of the United States and the New York Department of Financial Services.

In the United States, Société Générale S.A., along with other financial institutions, has been named as a defendant in putative class actions involving the setting of U.S. Dollar LIBOR, Japanese Yen LIBOR, and Euribor rates and trading in instruments indexed to those rates. Société Générale S.A. has also been named in several individual (non-class) actions concerning the U.S. Dollar LIBOR rate. All of these actions are pending in the U.S. District Court in Manhattan.

As to US Dollar LIBOR, all claims against Société Générale S.A. were dismissed by the District Court or voluntarily dismissed by the plaintiffs, except in two putative class actions and one individual action that are effectively stayed. The class plaintiffs and a number of individual plaintiffs appealed the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit (“Second Circuit”). On 30 December 2021, the Second Circuit reversed the dismissal and reinstated the antitrust claims. These reinstated claims include those asserted by a proposed class of OTC plaintiffs and by OTC plaintiffs that have filed individual actions.

As to Japanese Yen LIBOR, the District Court dismissed the complaint brought by purchasers of Euroyen OTC derivative products. On 1 April 2020, the Second Circuit reversed the dismissal and reinstated the claims. On 30 September 2021, the District Court dismissed plaintiffs’ Racketeer Influenced and Corrupt Organizations Act claims but upheld plaintiffs’ antitrust and state law claims against Société Générale S.A. In the other action, brought by purchasers or sellers of Euroyen derivative contracts on the Chicago Mercantile Exchange on 27 September 2019, plaintiff filed a motion for class certification. On 25 September 2020, the District Court granted defendants’ motion for judgment on the pleadings and dismissed plaintiffs’ remaining claims. Plaintiff has appealed to the Second Circuit.

As to Euribor, the District Court dismissed all claims against Société Générale S.A. in the putative class action and denied the plaintiffs’ motion to file a proposed amended complaint. Plaintiffs have appealed those rulings to the Second Circuit.

In Argentina, Société Générale S.A., along with other financial institutions, has been named as a defendant in litigation brought by a consumer association on behalf of Argentine consumers who held government bonds or other specified instruments that paid interest tied to US Dollar LIBOR. The allegations concern violations of Argentine consumer protection law in connection with alleged manipulation of the US Dollar LIBOR rate. Société Générale S.A. has not yet been served with the complaint in this matter.

Beginning on 15 January 2019, Société Générale S.A. and SG Americas Securities, LLC, along with other financial institutions, were named in three putative antitrust class actions in the US District Court in Manhattan, which have since been consolidated. Plaintiffs allege that the USD ICE LIBOR panel banks conspired to make artificially low submissions to that benchmark in order to profit on their trading in derivatives tied to USD ICE LIBOR. Plaintiffs seek to certify a class comprised of US residents (individuals and entities) that transacted with a defendant in floating rate debt instruments or interest rate swaps tied to USD ICE LIBOR and received a payment at any time between 1 February 2014 to the present, regardless of when the instrument was purchased. By order dated 26 March 2020, the District Court dismissed the action. Plaintiffs appealed that ruling. On 6 April 2021, the Second Circuit permitted a new proposed class representative to intervene as a plaintiff in the appeal and denied defendants’ motion which sought dismissal of the appeal because the original proposed class representatives withdrew from the action.

Société Générale S.A., along with several other financial institutions, was named as a defendant in a putative class action alleging violations of US antitrust laws and the Commodity Exchange Act in connection with foreign exchange spot and derivatives trading. The action was brought by persons or entities that transacted in certain over-the-counter and exchange-traded foreign exchange instruments. Société Générale S.A. reached a settlement of USD 18 million, which was approved by the Court on 6 August 2018. On 7 November 2018, a group of individual entities that elected to opt out of the settlement filed a lawsuit against Société Générale S.A., SG Americas Securities, LLC and several other financial institutions. SG Americas Securities, LLC was dismissed by order dated 28 May 2020. Discovery is proceeding as to Société Générale S.A. and the other remaining defendants. On 11 November 2020, Société Générale S.A. was named, along with several other banks, in an action in the United Kingdom alleging collusion in the market for FX instruments. Société Générale S.A. is defending the action.

In May 2019, Société Générale Americas Securities (“SGAS”) was named, along with other financial institutions, as a defendant in a putative class action in the US alleging anticompetitive behavior in the pricing of agency bonds issued by USA Government Sponsored Enterprises (“GSEs”), including Federal Home Loan Bank, Federal Home Loan Mortgage Corporation, and Federal National Mortgage Association. On 16 June 2020, SGAS and twelve other bank defendants reached a final settlement with plaintiffs. Although SGAS’ share of the settlement is not public, the amount was not material from a financial statement perspective. SGAS was also named in four separate individual opt-out litigations by the following plaintiffs: the State of Louisiana (filed September 2019), the City of Baton Rouge/East Baton Rouge Parish and related entities (October 2019), Louisiana Asset Management Pool (April 2020), and the City of New Orleans and related entities (September 2020). These suits also asserted antitrust claims (and in some cases other related claims) against SGAS and multiple other bank defendants based on these plaintiffs’ purchases of GSE bonds. As to the opt-out litigations, a settlement was reached involving all defendants in June 2021, of which SGAS’s share was immaterial, and these actions have been dismissed. SGAS also received a subpoena from the United States Department of Justice in connection with its US agency bond business. SGAS responded to these requests and is cooperating with the Department of Justice investigation.

On 15 October 2020, Vestia, a Dutch housing developer, brought proceedings against Société Générale S.A. before the High Court of England regarding the conditions pursuant to which Vestia contracted derivative products with Société Générale S.A. between 2008 and 2011. Vestia claims that these transactions were outside of its capacity and alleges they were induced by corruption. Vestia seeks to rescind the transactions and recover the amounts paid to Société Générale S.A. pursuant to these transactions. On 8 January 2021, Société Générale S.A. filed a Statement of Defence and Counterclaim. On 11 October 2021, Société Générale S.A. and Vestia reached an agreement to settle this dispute without any admission of liability for Société Générale S.A.

On 29 September 2021, the United States Commodity Futures Trading Commission (“CFTC”) filed and settled charges against Société Générale S.A. for Société Générale S.A.’s failure to comply with certain swap dealer requirements for disclosing mid-market marks to counterparties, reporting inaccurate swap valuation data to a swaps data repository (SDR), and related supervision failures. Société Générale S.A. agreed to a $1,500,000 civil monetary penalty, to cease and desist from further violations of the Commodity Exchange Act and CFTC regulations and to comply with certain undertakings, including continuing remediation efforts and updating the CFTC on its remediation efforts and compliance.

Société Générale S.A., along with other financial institutions, was named as a defendant in a putative class action alleging violations of US antitrust laws and the Commodity Exchange Act in connection with its involvement in the London Gold Market Fixing. The action is brought on behalf of persons or entities that sold physical gold, sold gold futures contracts traded on the Chicago Mercantile Exchange, sold shares in gold exchange-traded funds, sold gold call options traded on Chicago Mercantile Exchange, bought gold put options traded on Chicago Mercantile Exchange, sold OTC gold spot or forward contracts or gold call options, or bought OTC gold put options. Société Générale S.A., along with three other defendants, has reached a settlement to resolve this action for USD 50 million. By order dated 13 January 2022, the Court granted preliminary approval of the settlement. The final fairness hearing has been scheduled for 5 August 2022. Although Société Générale S.A.’s share of the settlement is not public, it was not material from a financial perspective. Société Générale S.A., along with other financial institutions, is also named as a defendant in two putative class actions in Canada (in the Ontario Superior Court in Toronto and Quebec Superior Court in Quebec City) involving similar claims. Société Générale S.A. is defending the claims.

Société Générale S.A. is not affiliated with UNG or USCF. Therefore, neither USCF nor UNG believes that there will be any conflicts of interest with Société Générale S.A. or its trading principals arising from Société Générale S.A. acting as an OTC swaps counterparty to UNG.

The SocGen ISDA provides UNG with the ability to invest in OTC swaps in furtherance of its investment objective by providing it with investment flexibility in light of regulatory requirements, risk mitigation measures, market conditions, liquidity requirements or other factors. When UNG enters into OTC swap transactions with Société Générale S.A. under the SocGen ISDA, UNG’s OTC swap transactions outstanding under the SocGen ISDA, along with UNG’s other holdings, will be published on UNG’s webpage, www.uscfinvestments.com.